Exhibit 99.1

Annual General Meeting of Shareholders of

Fortuna Silver Mines Inc. (the "Company") held on June 22, 2023

Report of Voting Results

pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted upon at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares of Fortuna Silver Mines Inc. (the "Company") held at the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, BC on Monday, June 22, 2023 at 10:00 a.m. (Pacific time). The matters voted upon are described in greater detail in the Company's management information circular dated May 8, 2023 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.fortunasilver.com.

Matters Voted Upon

Votes Cast
Item of Business		Outcome	For	Against
1.	Ordinary resolution to fix the number of directors elected to the Board of the Company at eight.	Approved	140,960,357 (99.00%)	1,418,096 (1.00%)

Votes Cast
Item of Business		Outcome	For	Withheld
2.	The election of the following nominees as directors of the Company until the next annual meeting of Shareholders or until their successors are elected or appointed:
Jorge A. Ganoza Durant		Elected	108,105,962 (99.24%)	824,773 (0.76%)
David Laing		Elected	96,326,268 (88.43%)	12,604,468 (11.57%)
Mario Szotlender		Elected	107,953,976 (99.10%)	976,760 (0.90%)
David Farrell		Elected	106,606,541 (97.87%)	2,324,195 (2.13%)
Alfredo Sillau		Elected	107,705,732 (98.88%)	1,225,004 (1.12%)
Kylie Dickson		Elected	105,875,446 (97.20%)	3,055,289 (2.80%)
Kate Harcourt		Elected	107,743,736 (98.91%)	1,187,000 (1.09%)
Salma Seetaroo		Elected	107,861,182 (99.02%)	1,069,554 (0.98%)

Votes Cast
Item of Business		Outcome	For	Withheld
3.	Ordinary resolution to approve the re-appointment of KPMG LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors of the Company.	Approved	140,715,420 (98.83%)	1,663,534 (1.17%)

4.	Ordinary resolution to approve the renewal of the Company’s Amended and Restated Share Unit Plan and the unallocated entitlements thereunder.	Approved	103,783,919 (95.28%)	5,146,817 (4.72%)